Exhibit 3

INVESTOR RIGHTS AND STANDSTILL AGREEMENT

This INVESTOR RIGHTS AND STANDSTILL AGREEMENT, dated as of December 19, 2016 (this “Agreement”), is by and between Legg Mason, Inc., a Maryland corporation (the “Company”), and Shanda Asset Management Investment Limited, a company organized under the laws of the British Virgin Islands (the “Investor”). Each of the Company and the Investor is sometimes referred to herein as a “party” and together, the “parties.”

WHEREAS, the Investor owns 10,510,153 shares of Common Stock, $0.10 par value, of the Company (the “Common Stock” and, together with all other securities of the Company generally entitled to vote in the election of directors of the Company, the “Voting Stock”) as of the date hereof; and

WHEREAS, concurrent with the execution of this Agreement, the Investor is executing a registration rights agreement with the Company (the “Registration Rights Agreement”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

REPRESENTATIONS

Section 1.1.          Authority; Binding Agreement. (a)  The Company hereby represents and warrants that this Agreement and the performance by the Company of its obligations hereunder (i) has been duly authorized, executed and delivered by it, and is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforcement hereof is subject to (A) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors generally and (B) general principles of equity, (ii) other than in connection with the appointment of the Director Designees (as defined below), the Vice Chairman of the Company’s board of directors (the “Board”) or the Company’s compliance with its other obligations under Section 2.1 herein, does not require the approval of the shareholders of the Company or the taking of any other corporate action , and (iii) does not and will not violate any law, any order of any court or other agency of government, the Articles of Incorporation of the Company, as amended and supplemented (the “Charter”), or the Bylaws of the Company, as amended and restated (the “Bylaws”), or any stock exchange rule or regulation, or any provision of any indenture, agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument. The Company further represents and warrants that its current Charter and Bylaws are the most recently filed versions thereof available on the SEC’s EDGAR database.

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(b)        The Investor represents and warrants that this Agreement and the performance by such Investor of its obligations hereunder (i) has been duly authorized, executed and delivered by such Investor, and is a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, except to the extent that the enforcement hereof is subject to (A) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors generally and (B) general principles of equity, (ii) does not require approval by any owners or holders of any equity interest in such Investor (except as has already been obtained) or the taking of any other corporate action and (iii) does not and will not violate any law, any order of any court or other agency of government, the charter or other organizational documents of such Investor, as amended, or any provision of any agreement or other instrument to which such Investor or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such agreement or instrument.

Section 1.2.         Interests in Voting Stock. The Investor hereby represents and warrants that, as of the date hereof, neither it nor any of its Affiliates (the Investor and its Affiliates collectively, the “Investor Parties”) owns any Voting Stock or any other equity securities of the Company other than as set forth in the first recital above or on Schedule 1.2 of this Agreement. During the Standstill Period, the Investor shall promptly (and in any event within three Business Days after obtaining knowledge of such fact) notify the Company in writing upon (a) the Investor Parties ceasing to beneficially own, in the aggregate, the 10% Minimum Percentage or 5% Minimum Percentage of shares of Common Stock and (b) any Investor Party acquiring Voting Stock in breach of Section 2.3(a) (assuming the Standstill Period were in effect). At any time during the Standstill Period in which (x) the Investor Parties beneficially own, in the aggregate, at least the 10% Minimum Percentage or 5% Minimum Percentage of shares of Common Stock and (y) the Investor Parties do not report on Schedule 13D with the Securities and Exchange Commission (the “SEC”) the exact number of Voting Stock beneficially owned, the Investor shall, upon request of the Company (which request shall not be made more than once during any quarterly period), promptly (and no later than five Business Days after the request is made) provide the Company with a written report specifying the number of shares of Voting Stock beneficially owned, in the aggregate, by the Investor Parties as of the close of business on the date immediately preceding such request.

Section 1.3.          Defined Terms. For purposes of this Agreement:

(a)         The term “Affiliate” has the meaning set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but shall not, with respect to the Investor or any other Investor Party, include any individual or entity other than (i) individuals who, directly or indirectly, Control the Investor (the “Control Persons”) and (ii) entities which the Control Persons, directly or indirectly, Control.  For purposes of this Agreement, a person has “Control” over an entity if that person, his or her spouse and any of his or her children, in the aggregate, directly or indirectly, (x) owns securities representing a majority of the voting power of such entity, (y) has the right to elect a majority of such entity’s board of directors or corresponding governing body, including by legal or contractual right or (z) otherwise has the legal or contractual right to affirmatively direct the

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corporate actions of such entity; provided, that a person shall not be deemed to Control an entity under subclause (z) solely by reason of having a direct or indirect minority investment in such entity and/or the right to designate fewer than a majority of the members of such entity’s board of directors or corresponding governing body and/or customary negative control or consent rights in connection with any direct or indirect minority investment or commercial arrangement. For purposes of this Agreement, the Investor Parties, on the one hand, and the Company, on the other, shall be deemed not to be Affiliates of each other.

(b)         The terms “beneficial owner” and “beneficially own” shall have the same meanings as set forth in Rule 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act. The terms “economic owner” and “economically own” shall have the same meanings as “beneficial owner” and “beneficially own,” except that a person will also be deemed to economically own and to be the economic owner of (i) all shares of Voting Stock which such person has the right to acquire pursuant to the exercise of any rights in connection with any securities or any agreement, regardless of when such rights may be exercised and whether they are conditional, and (ii) all shares of Voting Stock in which such person has any economic interest, including, without limitation, pursuant to a cash settled call option or other derivative security, contract or instrument in any way related to the price of shares of Voting Stock (it being agreed that any such shares shall be calculated on a net basis to reflect the extent to which that economic interest is hedged).

(c)         “Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions are authorized or obligated by law to be closed in New York, New York, London, United Kingdom or Singapore.

(d)         The “Standstill Period” means the period commencing upon execution of this Agreement and ending at the earlier of (i) the close of business on the three year anniversary of the date hereof (or, if such date is not a Business Day, the next succeeding Business Day) and (ii) the termination of the provisions of Section 2.3 in accordance with the terms hereof.

(e)         “Extraordinary Matter” means (x) any merger, consolidation, share exchange, recapitalization, tender offer or other business combination, in each case as a result of which the holders of the Common Stock of the Company immediately prior to the consummation of such transaction would cease to own voting securities representing at least a majority of the outstanding voting power of the resulting company (or, if such resulting company is a subsidiary, then the ultimate parent company), (y) any transaction whereby any person, entity or group (within the meaning of Section 13(d)(3) of the Exchange Act) would acquire, directly or indirectly, voting securities of the Company or its successor representing a majority of the outstanding voting power of the Company or its successor or (z) any liquidation, dissolution or sale of all or substantially all of the assets of the Company.

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ARTICLE II

COVENANTS

Section 2.1.          Director.

(a)         On or after the date of execution and delivery of this Agreement by all parties hereto, as may be requested by the Investor but in any event no later than June 1, 2017 (the “Appointment Date”), the Board shall as soon as practicable (A) increase the size of the Board by one (1) director and (B) appoint Mr. Robert Chiu as a director of the Company as the Investor’s designee (the “Initial Director Designee”) with a term expiring at the Company’s next annual meeting following such appointment.

(b)        On the Appointment Date, as may be requested by the Investor, the Board shall as soon as practicable (i) (A) further increase the size of the Board by one (1) director and (B) appoint Mr. Tianqiao Chen as a director of the Company (the “Second Director Designee”, and together with the Initial Director Designee, the “Director Designees” and each a “Director Designee”) with a term expiring at the Company’s next annual meeting following such appointment, (ii) appoint Mr. Chen as the Vice Chairman of the Board and (iii) subject to satisfying applicable independence requirements under applicable law or applicable listing rules, appoint a Director Designee as a member of the Company’s Nominating and Corporate Governance Committee.

(c)         For the avoidance of doubt, (i) the Company may at any time or from time to time increase or decrease the size of the Board and/or change its composition, provided that such increase or decrease may not affect the tenure of the Director Designees or the Investor’s rights hereunder, and (ii) the appointment of the Second Director Designee as provided in section 2.1(b) shall not occur during a period between the date of mailing of a proxy statement of the Company and the meeting of shareholders to which such proxy statement relates (but if the appointment of the Second Director Designee is delayed pursuant to this clause the appointment shall be made as soon as practicable, but not earlier than two months, after such meeting of shareholders).

(d)        Subject to Section 2.1(j) and (k), the Company shall take all necessary actions (including ensuring that sufficient vacancies exist) to ensure that it and the Board (including any committee of the Board) will:

(i)	at each annual meeting of shareholders, recommend for nomination and nominate both Director Designees or any Replacement Nominees (as defined below), together with the other persons included in the Company’s slate of nominees for election as directors at such annual meetings, as a director of the Company; and

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(ii)	recommend that the shareholders of the Company vote to elect both Director Designees or Replacement Nominees as a director of the Company at such annual meetings of shareholders.

(e)         Subject to Section 2.1(j) and (k), the Company shall use all reasonable best efforts (which shall include the solicitation of proxies) consistent with its efforts with respect to the other Board nominees; provided, that such efforts are customary for a U.S. publicly traded company to ensure that both Director Designees or Replacement Nominees are elected at such annual meetings of shareholders.

(f)          If either (i) a Director Designee resigns or is unable to serve on the Board for any reason (including death, disability, retirement, resignation or removal (with or without cause)) or (ii) the Investor wishes to replace a Director Designee at the end of his or her then-current term, the Investor shall, subject to Section 2.1(j) and (k), have the right to nominate a replacement to such Director Designee (a “Replacement Nominee”, who shall become such Director Designee hereunder); provided, that if a majority of the Company’s Nominating and Corporate Governance Committee determines in good faith that a Director Designee or Replacement Nominee is unfit to serve on the board of directors of a U.S. publicly traded corporation (applying criteria no more strict than the criteria applied to all other directors of the Company), is a director or senior employee of an asset management company that directly competes with the Company in the business of managing client assets through separate accounts or pooled vehicles and investing such assets in equities, fixed income or alternative products of the type or class managed at such time by the Company or its subsidiaries, or whose service as a director on the Board would have an adverse effect on the Company or its subsidiaries under applicable law (other than, for the avoidance of doubt, independence requirements), or if in either of the two then most recent annual meetings of shareholders such Director Designee or Replacement Nominee did not receive a majority of votes cast in the election of directors (and whose resignation was subsequently accepted by the Company in accordance with its then in effect majority resignation policy) and no other director that failed to receive a majority of votes cast in the election of directors at such meetings remained on the Board, the Investor shall be required to nominate a different individual as the Replacement Nominee. Unless the Investor and a majority of the Company’s Nominating and Corporate Governance Committee otherwise agree, each Director Designee or Replacement Nominee shall be an employee of the Investor Parties who holds a position of managing director or above (including any individual with the official title of Chairman, Chief Executive Officer, President, Chief Financial Officer, Chief Tax Officer or General Counsel); provided, that in the event that a Director Designee or Replacement Nominee did not receive a majority of votes cast in the election of directors in either of the two then most recent annual meetings of shareholders (and whose resignation was subsequently accepted by the Company in accordance with its then in effect majority resignation policy) and the Company requests a different individual as Replacement Nominee in accordance with the preceding sentence, the Replacement Nominee may be, at the Investor’s election, an employee of the Investor Parties who holds a position of managing director or above or an individual who is not an employee of the Investor Parties. In addition to the requirements for a Director Designee set forth in the first sentence of this Section 2.1(f), the Board shall have the right, acting reasonably and in good faith, to reject the Investor’s selection of a given proposed Replacement Nominee following the recommendation of a majority of the members of the Company’s Nominating and Corporate Governance Committee to reject such proposed Replacement

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Nominee.; All provisions of this Agreement that apply to a Director Designee shall apply equally to the Replacement Nominee. For the avoidance of doubt, no Replacement Nominee nor any Director Designee other than Tianqiao Chen shall be entitled to be appointed as Vice Chairman of the Board as provided in this Agreement. The Board (including any applicable committee of the Board) will act as promptly as practicable to take all action to appoint a Replacement Nominee to the Board (in the case of a vacancy) or to comply with the applicable provisions of Sections 2.1(d) and (e) (in the case of a new Replacement Nominee being nominated for election to the Board). In addition, subject to Section 2.1(j) ,(k) and (l), the Company and the Board shall ensure that the Director Designee or Replacement Nominee selected by the Investor from time to time to serve on such committee is, once appointed to the Board and subject to such Director Designee or Replacement Nominee satisfying applicable independence requirements under applicable law or applicable listing rules, a member of the Company’s Nominating and Corporate Governance Committee, and the Company and the Investor shall discuss in good faith any other appropriate committee representation for the Director Designees and Replacement Nominees. The Investor acknowledges that the Director Designees and any Replacement Nominee will be subject to all policies and procedures of the Company applicable to directors of the Company, except as otherwise agreed in this Agreement (including Section 2.1(h)).

(g)        From the Appointment Date, the Company agrees that, at the Investor’s election, in addition to or in lieu of the Initial Director Designee, the Investor shall be entitled to appoint a non-voting “observer” to the Board (the “Observer”) who, for the avoidance of doubt, shall satisfy the requirements for a Director Designee or a Replacement Nominee set forth in the proviso of the first sentence of Section 2.1(f) and in the second sentence of Section 2.1(f), but shall have no legal rights of a director, and shall only have the contractual rights set forth in this Section 2.1(g) and Section 2.1(h). The Board shall have the right, acting reasonably and in good faith, to reject the Investor’s selection of a given proposed Observer following the recommendation of a majority of the members of the Company’s Nominating and Corporate Governance Committee to reject such proposed Observer. The Observer shall (i) be provided by the Company with all notices of meetings, consents, minutes and other written materials at the same time the same are provided to the Board, (ii) be entitled to attend and participate in all meetings of the Board and each committee thereof and (iii) comply with all rules, policies and procedures of the Company applicable to directors, except for any stock ownership guidelines of the Company and except as otherwise agreed by the Company and the Investor (including in Section 2.1(h)); provided that (A) information can be withheld from the Observer, and the Observer can be excluded from any portion of any Board meeting, to the extent the Board reasonably determines, based on the advice of counsel, that such action is necessary to avoid the waiver of the attorney-client privilege of the Company (provided, further, that the Company shall consult with the Investor prior to taking any such action to minimize or eliminate the need for such action), (B) the Observer shall not be permitted to participate in executive sessions of the Board or any committee thereof, and (C) the Observer shall not be counted for purposes of establishing a quorum. The Company shall reimburse the Observer for all travel and lodging expenses in connection with the attendance by the Observer at any Board meeting on the same terms, and subject to the same policies, as shall apply to the directors of the Company. The Observer shall automatically be removed and shall cease to have any rights under this Agreement or otherwise, upon the appointment of a Director Designee to a second Board seat; provided that, at any time and for so long as the Investor is entitled to designate two Director Designees to the

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Board but fewer than two Director Designees are then serving on the Board, the Investor shall have the right to appoint one Observer in accordance with this Section 2.1(g). The Investor shall be permitted to replace (for so long as the Investor is entitled to an Observer under this Section 2.1(g)) or remove the Observer at any time.

(h)        Nothing in this Agreement shall restrict or prevent any Director Designee or Observer designated by the Investor from sharing with the Investor and its Affiliates any confidential information of the Company or any of its Affiliates; provided that such information may only be disclosed by such Investor and its Affiliates (i) to its officers, employees, directors, members, partners, agents, advisors and other representatives who need to know such information in connection with the performance of their duties (provided, that Investor shall be liable for any disclosure by any such person of any such information that, if disclosed by the Investor or any Director Designee, would be a breach of this Agreement or the policies and procedures of the Company applicable to directors that have been provided or made available to the Director Designees), (ii) to the extent required to comply with applicable law, the rules of any stock exchange or listing authority or to the extent required by legal process (including oral or written questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar legal process) to which the Investor, any of its Affiliates or any of their respective officers, employees, directors, members, partners, agents, advisors or other representatives is subject (provided, that, in the case of this clause (ii), advance written notice, to the extent reasonably practicable, is provided to the Company) or (iii) to a prospective purchaser of any of the Investor Parties’ Voting Stock subject to such prospective purchaser first entering into a confidentiality agreement with the applicable Investor Party that is enforceable by the Company against such prospective purchaser and is otherwise reasonably acceptable to the Company.

(i)          The Director Designees and any Replacement Nominees shall be entitled to the same indemnification rights (including entering into a director indemnification agreement to the extent any other director of the Company is or at any time hereafter becomes a party to such an agreement), and coverage under the Company’s directors and officers’ insurance policies, as other non-executive directors of the Company. The Company acknowledges that with respect to conduct of the Director Designees or any Replacement Nominees for which the Director Designees or any Replacement Nominees are entitled to indemnification from the Company, the Company (as between the Company and the Investor) is the indemnitor of first resort.

(j)          Notwithstanding anything to the contrary in this Section 2.1, after the Appointment Date, (i) if the Investor Parties do not beneficially own in the aggregate, for a period of 30 consecutive Trading Days (as defined below), Common Stock equal to at least 10.0% of the outstanding shares of Common Stock (the “10% Minimum Percentage”), the obligations of the Company under this Section 2.1 with respect to (x) appointment of a Director Designee to a second Board seat, (y) appointment of Mr. Chen as Vice Chairman of the Board and (z) appointment of a Director Designee as a member of the Company’s Nominating and Corporate Governance Committee or any other committee of the Board shall terminate, and (ii) if the Investor Parties do not beneficially own in the aggregate, for a period of 30 consecutive Trading Days, Common Stock equal to at least 5.0% of the outstanding shares of Common Stock (the “5% Minimum Percentage”), the obligations of the Company under this Section 2.1 shall

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terminate with respect to both Director Designees. For purposes of the calculations in this Section 2.1(i), the number of outstanding shares of Common Stock then outstanding shall be the lesser of (A) the number as of the latest date set forth in the Company’s most recently filed Quarterly Report on Form 10-Q or Form 10-K or, if more recently filed, Form 8-K and (B) the actual number of outstanding shares of Common Stock then outstanding. For the avoidance of doubt, if the obligations of the Company specified in the first sentence of this Section 2.1(j) are terminated in accordance with such sentence, the Director Designee(s) whom the Company is no longer obligated to appoint to the Board, the Vice Chairman or the Company’s Nominating and Corporate Governance Committee, as the case may be, shall not be required pursuant to this Agreement to resign from the Board or such committee prior to the expiration of the term he or she is then serving. For purposes of this Agreement, “Trading Days” means Business Days on which (i) the principal stock exchange on which the Voting Stock is then listed is open for trading and (ii) the Investor Parties are not restricted from making open market purchases of Voting Stock by the Company’s insider trading policy then in effect.

(k)        Notwithstanding anything to the contrary in this Section 2.1, (i) if the Investor Parties do not invest at least $350,000,000 pursuant to Section 2.7(a) (if it is in effect) on or prior to July 31, 2017, the obligations of the Company under this Section 2.1 shall terminate with respect to the appointment of a Director Designee to a second Board seat, and (ii) if the Investor Parties do not invest at least $500,000,000 pursuant to Section 2.7(a) (if it is in effect) on or prior to October 31, 2018, the obligations of the Company under this Section 2.1 with respect to (x) appointment of a Director Designee to a second Board seat, (y) appointment of Mr. Chen as Vice Chairman of the Board and (z) appointment of a Director Designee as a member of the Company’s Nominating and Corporate Governance Committee or any other committee of the Board shall terminate. For the avoidance of doubt, if the obligations of the Company specified in the first sentence of this Section 2.1(k) are terminated in accordance with such sentence, the Director Designee(s) whom the Company is no longer obligated to appoint to the Board, the Vice Chairman or the Company’s Nominating and Corporate Governance Committee, as the case may be, shall not be required pursuant to this Agreement to resign from the Board or such committee prior to the expiration of the term he or she is then serving.

(l)          Notwithstanding anything to the contrary in this Section 2.1, if (i) the Company becomes a party to a strategic transaction wherein the membership of the board of directors of a publicly listed successor entity shall be split between the directors of the Company and the directors of the other party to such transaction and (ii) the directors of the Company (including the Director Designees) immediately prior to the effectiveness of such strategic transaction do not represent 75% or more of such surviving entity’s board of directors, then the obligations of the Company under this Section 2.1 with respect to (x) appointment of a Director Designee to a second Board seat, (y) appointment of Mr. Chen as Vice Chairman of the Board and (z) appointment of a Director Designee as a member of the Nominating and Corporate Governance Committee or any other committee of the Board shall terminate. For the avoidance of doubt, if the obligations of the Company specified in the first sentence of this Section 2.1(l) are terminated in accordance with such sentence, the Director Designee(s) whom the Company is no longer obligated to appoint to the Board, the Vice Chairman or the Company’s Nominating and Corporate Governance Committee, as the case may be, shall not be required pursuant to this Agreement to resign from the Board or such committee unless required pursuant to the terms of the strategic transaction.

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Section 2.2.          Voting Provisions. During the Standstill Period; provided, that the Company and the Board have complied with their obligations under Section 2.1, the Investor Parties will cause all shares of Voting Stock for which the Investor Parties have the right to vote to be present for quorum purposes and to be voted at any meeting of shareholders or at any adjournments or postponements thereof, (x) in favor of each director nominated and recommended by the Board for election at any such meeting, (y) against any shareholder nominations for director which are not approved and recommended by the Board for election at any such meeting and (z) with respect to all “say-on-pay” resolutions recommended by the Board, in favor of such resolutions or in direct proportion to the votes of the other shareholders of the Company who cast votes with respect to such resolutions.

Section 2.3.          Actions by the Investor. The Investor agrees that, during the Standstill Period, it will not and will cause the other Investor Parties not to, unless specifically requested or authorized in writing by a resolution of the Board, directly or indirectly:

(a)         purchase or cause to be purchased on its behalf or otherwise acquire or agree to acquire economic ownership of any Voting Stock, if in any such case, immediately after the taking of such action, the Investor Parties would, in the aggregate, economically own Voting Stock representing more than 15% of the aggregate voting power of the Company’s outstanding Voting Stock (the “Ownership Threshold”); provided, that (A) it shall not be a breach of this Agreement if the Investor Parties inadvertently exceed the Ownership Threshold if as soon as practicable after obtaining knowledge thereof the Investor Parties divest themselves of economic ownership of shares in excess of the Ownership Threshold, (B) it shall not be a breach of this Agreement if the Investor Parties exceed the Ownership Threshold as a result of share purchases, reverse share splits, share forfeitures or other actions that by reducing the number of shares outstanding cause the Investor Parties to exceed the Ownership Threshold, so long as the Investor Parties shall not thereafter (after written notice from the Company that such share reduction actions have caused them to exceed the Ownership Threshold) breach this Section 2.3(a), (C) for purposes of any calculation under this Section 2.3(a), the number of outstanding shares of Voting Stock shall be the higher of (1) the number as of the latest date set forth in the Company’s most recently filed Quarterly Report on Form 10-Q or Form 10-K or, if more recently filed, Form 8-K, and (2) the actual number of outstanding shares of Voting Stock then outstanding, and (D) it shall not be a breach of this Agreement if the Investor Parties exceed the Ownership Threshold as a result of the direct or indirect acquisition of any Voting Stock or restricted stock units awarded to the Director Designees or any Replacement Nominees under the Legg Mason, Inc. Non-Employee Director Equity Plan, as amended and/or restated from time to time, and/or any successor or similar plan(s) thereto by the Investor Parties so long as the Investor Parties shall not thereafter breach this Section 2.3(a); provided, that if the Company issues an additional class of Voting Stock that provides for super-voting rights relative to the Common Stock (“New Voting Securities”) and such New Voting Securities are repurchased, redeemed or otherwise cease to be outstanding, the Investor agrees that upon receipt of written notice of such event from the Company, to the extent its ownership of Voting Stock then exceeds the Ownership Threshold as a result of such repurchase, redemption or other event (the “Excess Shares”), the Investor shall vote the Excess Shares in direct proportion to the votes cast by other shareholders of the Company with respect to all matters; and the Company will provide the information reasonably necessary for the Investor to determine the Excess Shares;

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(b)        form, join in or in any other way participate in a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, or grant any proxy with respect to any shares of Common Stock (other than to a designated representative of the Company pursuant to a proxy solicitation on behalf of the Board), in each case with someone other than the Investor Parties;

(c)         solicit proxies or written consents of shareholders, or conduct any binding or nonbinding referendum with respect to Common Stock, or make, or in any way participate in, any “solicitation” of any “proxy” within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act (but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv) from the definition of “solicitation”) to vote any shares of Common Stock with respect to any matter, or become a participant in any contested solicitation for the election of directors with respect to the Company (as such terms are defined or used in the Exchange Act and the Rules promulgated thereunder), other than solicitations or acting as a participant in support of the voting obligations of the Investor pursuant to Section 2.2;

(d)        seek to call, or to request the call of, or call a special meeting of the shareholders of the Company, or seek to make, or make, a shareholder proposal (whether pursuant to Rule 14a-8 under the Exchange Act or otherwise) at any meeting of the shareholders of the Company, or make a request for a list of the Company’s shareholders, or, except in each case as contemplated by this Agreement with respect to the Director Designees or any Replacement Nominee, seek election to the Board, seek to place a representative on the Board or seek the removal of any director from the Board;

(e)         effect or seek to effect (including, without limitation, by entering into any discussions, negotiations, agreements or understandings whether or not legally enforceable with any third person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist or knowingly facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of securities that the Investor would not be permitted to acquire under Section 2.3(a), (ii) any tender offer or exchange offer, merger, acquisition, share exchange or other business combination involving the Company or any of its subsidiaries, or (iii) any recapitalization, restructuring, liquidation, extraordinary disposition (other than a disposition of Voting Stock by any Investor Party) dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or any material portion of its or their businesses;

(f)         publicly disclose, or cause or facilitate the public disclosure (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of any intent, purpose, plan or proposal to obtain any waiver, or consent under, or any amendment of, any of the provisions of Section 2.2 or Section 2.3, or otherwise (i) seek in any manner to obtain any waiver, or consent under, or any amendment of, any provision of Section 2.2 or Section 2.3, (ii) bring any action or otherwise act to contest the validity of Section 2.2 or Section 2.3 or (iii) seek a release from the restrictions or obligations contained in Section 2.2 or Section 2.3;

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(g)        make or issue or cause to be made or issued any public disclosure, announcement or statement (including, without limitation, the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) (i) in support of any solicitation described in paragraph (c) above (other than solicitations on behalf of the Board or in support of the Board’s nominees), (ii) in support of any matter described in paragraph (d) above or paragraph (h) below or (iii) in support of any matter described in paragraph (e) above that has not been entered into by the Company or recommended by the Board;

(h)        otherwise acting alone, or in concert with others, seek to control or influence the governance or policies of the Company; or

(i)          enter into any discussions, negotiations, agreements or understandings with any person or entity with respect to the foregoing or advise, assist, knowingly encourage, support or seek to persuade others to take any action with respect to any of the foregoing, or act in concert with others or as part of a group (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to actions that if taken by the Investor would violate any of the foregoing.

In the event the Company has announced or entered into a binding agreement providing for, or has recommended that its shareholders support, an Extraordinary Matter (a “Specified Extraordinary Matter”), the provisions of this Section 2.3 shall not operate to prevent the Investor Parties from (i) taking any actions or making any statements (including public statements) against or in support of such Specified Extraordinary Matter or (ii) proposing (including publicly proposing) or taking any actions in furtherance of or consummating an Extraordinary Matter, but except for the foregoing, all of the other provisions of this Agreement shall continue in full force and effect; provided that the provisions of this Section 2.3 shall terminate upon the earlier of (x) any Person or group (as defined in Section 13(d)(3) of the Exchange Act) becoming the beneficial owner, directly or indirectly, of voting securities of the Company representing more than 50% of the aggregate voting power of all then issued and outstanding voting securities of the Company or (y) the consummation of an Extraordinary Matter.

Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to in any way restrict or limit (a) any Director Designee or Replacement Nominee from, in his or her capacity as a member of the Board, expressing or advocating for his or her views to other members of the Board or during Board meetings, complying with his or her fiduciary duties as a director of the Board, voting on matters put to the Board or any committee thereof, influencing officers, employees, agents, management or the other directors of the Company in connection with his or her Board directorship or otherwise acting in his or her capacity as a director of the Board or (b) any Investor Party’s ability to (i) discuss or communicate any matter confidentially with the Company, the Board or any of its members, (ii) vote its shares of Common Stock or any other voting securities of the Company on any matter brought before the shareholders of the Company in any manner that they choose, other than as expressly provided in Section 2.2 above, (iii) sell any shares of Common Stock or any other securities of the Company, including, without limitation, pursuant to a Company or third-party tender offer or exchange offer, (iv) exercise any of the rights granted to it under this Agreement, (v) communicate, on a confidential basis, with

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attorneys, accountants or financial advisors (excluding any such advisor who has, to the Investor Party’s knowledge, taken on behalf of the Investor Party any action that if taken by the Investor would violate this Section 2.3), or (vi) make disclosures required under applicable law, the rules of any stock exchange or listing authority or to the extent required by legal process (including oral or written questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar legal process) subject, to the extent reasonably practicable, to prior written notice to the Company.

Section 2.4.          Additional Preparations by the Investor. As of the date of this Agreement, the Investor Parties are not engaged in any discussions or negotiations and do not have any agreements or understandings, whether or not legally enforceable, concerning the acquisition of economic ownership of any Common Stock, other than this Agreement, the Registration Rights Agreement and discussions with advisors in connection with the foregoing.

Section 2.5.          Ownership Commitment. The Investor will consider in good faith the purchase of additional Common Stock so that the Investor Parties would beneficially own in the aggregate up to 15.0% of the Company’s outstanding shares of Common Stock currently outstanding, it being understood that the Investor may take into account, among other things, fiduciary duties, legal obligations and requirements, the Company’s Insider Trading Policy, economic and financial conditions, market and trading prices and conditions, the Investor’s investment policies, restrictions under this Agreement and other relevant matters and that such purchases would be subject to receipt of all applicable regulatory approvals.

Section 2.6.          Maryland Law. The Company agrees that, during the Standstill Period, it shall not assert any provision of applicable law or adopt any measure, including, without limitation, a shareholder rights plan, a net operating loss tax benefit plan, board resolution or charter or by-law amendment that would have an anti-takeover effect (including opting into the provisions in 3-803 to 3-805 of the Maryland General Corporation Law or amending the provisions of Article Eighth of the Charter in a manner adverse to the Investor Parties) if the effect would be to prevent the Investor Parties from taking any actions that are not prohibited by this Agreement (including Section 2.3).

Section 2.7.          Additional Matters.

(a)         The Investor Parties shall (i) invest, on terms no more favorable than similar investors, at least $500,000,000 on a cumulative basis (other than amounts invested in the Company’s money market or other liquidity products identified on Exhibit A hereto) and allocated to funds, assets or products managed or advised by at least two of the Company’s investment management affiliates set forth on Exhibit A hereto (“Company Products”) by no later than October 31, 2018 and (ii) maintain such investments for a minimum duration of three months.

(b)        The Investor shall contribute at least $2,500,000 in the Legg Mason Charitable Foundation by no later than the three month anniversary of the date of this Agreement. The Investor acknowledges and agrees that it shall have no involvement in the selection of recipients of the Legg Mason Charitable Foundation’s donations.

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ARTICLE III

OTHER PROVISIONS

Section 3.1.          Specific Performance; Remedies. (a) Each party hereto hereby acknowledges and agrees that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that remedies at law would be inadequate. It is accordingly agreed that the parties will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof (other than the terms of Section 2.5, Section 2.7(a) and Section 2.7(b)) in the courts described in Section 3.1(b), in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived. The Investor shall cause each Investor Party to comply with the provisions of this Agreement expressly applicable to such Investor Party and the Investor shall be liable for any breach thereof by any Investor Party

(b)        Notwithstanding any other section in this Agreement and without limiting any other remedies the Company may have in law or equity (subject to the last sentence of this Section 3.1(b)), in the event of a Willful Breach by the Investor of Section 2.3(c), Section 2.3(d), Section 2.3(e)(ii), Section 2.3(e)(iii) or Section 2.3(i) (with the word “foregoing” in Section 2.3(i) being deemed for purposes of this Section 3.1(b) to reference only those Sections of Section 2.3 identified in this sentence (and as such Sections are so limited in this sentence)) that (i) shall not have been cured within 15 Business Days following written notice describing such breach in reasonable detail from the Company to the Investor and (ii) has or is reasonably likely to have a material negative impact on the Company, the Director Designees shall, upon the written request of the Board, resign as a member of the Board. Notwithstanding any other section in this Agreement and without limiting any other remedies the Investor may have in law or equity, in the event of a Willful Breach by the Company of Section 2.1 in whole or in part that (i) shall not have been cured within 15 Business Days following written notice describing such breach in reasonable detail from the Investor to the Company and (ii) has or is reasonably likely to have a material negative impact on any Investor Party, the provisions of Sections 2.2, 2.3, 2.5, 2.7(a) and 2.7(b) shall terminate. For purposes of this Agreement, “Willful Breach” means, with respect to any party to this Agreement, a material and knowing breach, or material and knowing failure to perform, that is the consequence of an intentional action or omission of such party or any of its Affiliates. After the Standstill Period terminates in accordance with the other provisions of this Agreement (other than the second sentence of this Section 3.1(b)), the provisions of Section 2.3 specified in the first sentence of this Section 3.1(b) (as such Sections are limited by the first sentence of this Section 3.1(b)) shall be deemed to remain in effect solely for the purposes of this Section 3.1(b), it being understood that the Company’s sole remedy under this Agreement for any breach of such provisions after the termination of the Standstill Period shall be as set forth in this Section 3.1(b).

(c) Each party hereto agrees that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in the United States District Court for the Southern District of New York, or, to

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the extent such court does not have subject matter jurisdiction, the Supreme Court of the State of New York in New York County, or, if such courts do not accept jurisdiction then any state or federal court in the State of New York (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 3.3 will be effective service of process for any such action, suit or proceeding brought against any party in any such court. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the United States District Court for the Southern District of New York, or, to the extent such court does not have subject matter jurisdiction, the Supreme Court of the State of New York in New York County, or, if such courts do not accept jurisdiction then any state or federal court in the State of New York (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and hereby further irrevocably and unconditionally waives and agrees not to assert by way of motion, defense, or otherwise, in any such action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action or proceeding is brought in an inconvenient forum, that the venue of the action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 3.2.          Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

Section 3.3.          Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy, when such telecopy is transmitted to the telecopy number set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Company:

Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202
Facsimile: (410) 454-2310
Attention: Corporate Secretary

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with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Facsimile: (212) 403-2000
Attention: Gordon S. Moodie

if to the Investor:

Shanda Asset Management Investment Limited
c/o Shanda Group Pte. Ltd.
8 Stevens Road, Singapore 257819
Attention: General Counsel

with a copy to:

Davis Polk & Wardwell
Hong Kong Club Building
3A Chater Road
Hong Kong
Attention: Miranda So
Fax: 852-2533-1773

Section 3.4.          Governing Law. This Agreement and any claim, controversy or dispute arising under or related to this Agreement and/or the interpretation and enforcement of the rights and duties of the parties shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to any conflict of laws provisions thereof.

Section 3.5.          Further Assurances. Each party agrees to take or cause to be taken such further actions, and to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be reasonably required or requested by the other parties in order to effectuate fully the purposes, terms and conditions of this Agreement.

Section 3.6.          Third-Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns (including by virtue of a holding company merger or similar reorganization), and nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement. The Investor may assign all or a portion of its rights hereunder to any of its Affiliates subject to the prior written consent of the Company not to be unreasonably withheld, conditioned or delayed; provided that no such assignment shall relieve the Investor of any obligations hereunder.

Section 3.7.          Counterparts; Miscellaneous. This Agreement may be executed and delivered (including by facsimile transmission or ..pdf format) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The headings used herein are for convenience only and the parties agree that such

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headings are not to be construed to be part of this Agreement or to be used in determining the meaning or interpretation of this Agreement. Unless the context otherwise requires, whenever used in this Agreement the singular shall include the plural, the plural shall include the singular, and the masculine gender shall include the neuter or feminine gender and vice versa.

Section 3.8          Interpretation. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto.

Section 3.9          Non-Recourse. This Agreement may only be enforced against, and any claim or suit based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the named parties to this Agreement.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

LEGG MASON, INC.

By:	/s/ Thomas C. Merchant
	Name:	Thomas C. Merchant
	Title:	Executive Vice President and General Counsel

SHANDA ASSET MANAGEMENT INVESTMENT LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

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Exhibit A

Liquidity Products

WA California Tax Free Money Market Fund
WA Select Tax Free Reserves
WA New York Tax Free Money Market Fund
WA Tax Free Reserves
WA Liquid Reserves
WA Institutional Cash Reserves
WA Institutional Liquid Reserves
WA Institutional U.S. Treasury Reserves
WA Premium Liquid Reserves
WA Premium U.S. Treasury Reserves
WA U.S. Treasury Reserves
WA Institutional Government Reserves
WA Government Reserves
WA Institutional U.S. Treasury Obligations Money Market Fund
WA Prime Obligations Money Market Fund
WA Institutional Cash Reserves, Ltd.
WA Institutional Liquid Reserves, Ltd.
WA Premium Liquid Reserves, Ltd.
WA U.S. Treasury Reserves, Ltd.
WA Government Money Market Fund, Ltd.
WA U.S. Treasury Obligations Money Market Fund, Ltd.
Legg Mason Western Asset US Money Market Fund
WA US Dollar Liquidity Fund
LM WA Cash Trust
Legg Mason Selic Soberano Ref FICFI
WA Soberano Selic Referenciado FICFI
Legg Mason DI Gold
Legg Mason Private Income DI
Legg Mason DI Excellent
Legg Mason DI Plus
Legg Mason DI Silver
Legg Mason DI Special
Western Asset Large Corporate DI
Legg Mason DI Master
Western Asset Top Target DI
Legg Mason DI Max Plus FICFI Ref.
Legg Mason DI Daily FICFI Referenciado
Western Asset Liquidity DI
WA Sove II Selic FI
Western Asset DI Ref FI
LM Money - Retail
LM WA Singapore Dollar Fund

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Investment Management Affiliates

Western Asset Management Company

ClearBridge Investments, LLC

EnTrust Permal LLC

Royce & Associates, LP

Brandywine Global Investment Management, LLC

RARE Infrastructure Limited

Martin Currie (Holdings) Limited

QS Investors Holdings, LLC

Clarion Partners LLC

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